SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 1-03006
PLDT Inc.
(Exact Name of Registrant as Specified in Its Charter)
Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2016. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1
Copy of the disclosure letter that we filed today with
the Philippine Stock Exchange (with a copy furnished
the Philippine Securities and Exchange Commission) in
response to their letter dated September 27, 2017,
requesting for additional information on how the
Performance Shares would be treated in the books of the
Company once such shares have been acquired in the open
market as well as the Company’s current number of
issued shares and outstanding shares

September 28, 2017

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention:	Mr. Jose Valeriano B. Zuño III OIC — Head, Disclosure Department

Dears Sirs and Mesdames:

We refer to your letter dated September 27, 2017 in connection with the disclosure dated September 26, 2017 of PLDT Inc. (“PLDT” or the “Company”) regarding the approval by its Board of Directors of its Transformation Incentive Plan (“TIP”) which is intended to provide incentive compensation to key officers, executives and other eligible participants in the form of PLDT common shares of stock (the “Performance Shares”).

Per your request, we provide below additional information on (1) how the Performance Shares would be treated in the books of the Company once such shares have been acquired in the open market, and (2) the Company’s current number of issued shares and outstanding shares.

1.	The Performance Shares will not be reacquired by the Company for its account and ownership of such shares will not revert the Company. Therefore, such shares will not be treated as treasury shares in the books of the Company. Rather, the Performance Shares will be purchased and held for the account and in the name of a trustee until the awards shall have vested and become payable upon achievement of the pre-determined performance objectives (including the Consolidated Core Net Income Targets) for the relevant performance period, as set out in the TIP. On the payment dates of the vested awards, as set by the Executive Compensation Committee, the trustee will transfer the Performance Shares to each of the Participants under the TIP entitled to receive such shares pursuant to the terms and conditions of the TIP, through the facilities of the Philippine Stock Exchange.

Since the Performance Shares will not become treasury shares, these will continue to have all the rights appurtenant to issued and outstanding shares of the Company, such as voting rights and dividend rights. Such voting rights will be exercisable by the trustee and the dividends on the Performance Shares will be payable to the trust account and used for, among other purposes, the purchase of PLDT common shares that will comprise the Performance Shares.

2.	As of the date hereof, the total issued and outstanding common shares of the Company are 218,779,886 (inclusive of 2,724,111 treasury shares) and 216,055,775 (net of treasury shares) respectively, and the total Performance Shares of up to 860,000 represents approximately 0.40% of the issued and outstanding common shares of the Company.

Respectfully yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

September 28, 2017

SECURITIES & EXCHANGE COMMISSION
Secretariat Building, PICC Complex
Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of our letter dated September 28, 2017 to the Philippine Stock Exchange, Inc. in response to their letter dated September 27, 2017, requesting for additional information on how the Performance Shares would be treated in the books of the Company once such shares have been acquired in the open market as well as the Company’s current number of Issued Shares and Outstanding Shares.

Respectfully yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G

D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,726 As of August 31, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	September 28, 2017

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. in response to their letter dated September 27, 2017, requesting for additional information on how the Performance Shares would be treated in the books of the Company once such shares have been acquired in the open market as well as the Company’s current number of Issued Shares and Outstanding Shares.

Pursuant to the requirements of the Securities Regulations Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

September 28, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: September 28, 2017